

July 10, 2014

Via E-mail
Mr. Clive T. Johnson
Chief Executive Officer
B2Gold Corp.
Suite 3100, 2 Bentall Centre
595 Burrard Street
Vancouver, British Columbia, V7X 1J1

Re: B2Gold Corp.
Form 40-F for the Year Ended December 31, 2013
Filed April 1, 2014
Form 6-K Furnished March 17, 2014
File No. 001-35936

Dear Mr. Johnson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Year Ended December 31, 2013

1.   We note that you have not included your Exhibit 99.2, audited annual financial statements and Exhibit 99.3, Management's Discussion and Analysis as an exhibit to your Form 40-F but incorporated by reference to exhibits to Form 6-K furnished to the Commission on March 17, 2014. Please explain to us why you have furnished your audited financial statements and Management's Discussion and Analysis on Form 6-K and how your Form 40-F complies with Instruction B.(3) to Form 40-F.

Exhibit 99.1 Annual Information Form

2.   We note your reserves are only reported as the sum of your proven and probable reserves. This is contrary to the guidance provided by U.S. Industry Guide 7 and Canadian National Instrument 43-101 section 2.2. We also note your resources are reported as the sum of your measured and indicated resources instead of reporting each classification separately, again in conflict with National Instrument 43-101 section 2.2. Please revise your filing reporting your proven and probable reserves separately along with your measured, indicated resources.

3.   Proven and probable reserves are disclosed for your La Libertad, Limon, and Masbate properties as of December 31, 2013 and the Kiaka property as of January 8, 2013. Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Section C of Industry Guide 7 pursuant to Rule 12b-4 of the Exchange Act. The information requested includes, but is not limited to:

- Property and geologic maps

- Description of your sampling and assaying procedures

- Drill-hole maps showing drill intercepts

- Representative geologic cross-sections and drill logs

- Description and examples of your cut-off calculation procedures

- Cutoff grades used for each category of your reserves and resources

- Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

- A detailed description of your procedures for estimating reserves

- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

- All calculations used to update previous reserve estimates using subsequent production statistics.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of, Rule 12b-4 of the Exchange Act.

If there are any questions concerning the above requests, please contact Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

Form 6-K Furnished March 17, 2014

Exhibit 99.1 Consolidated Financial Statements

Notes to Consolidated Financial Statements, page 1

4.   In your fourth quarter 2013 earnings conference call, you mention that, of the $32 million in capital expenditures for the year, you incurred $11.3 million for Jabali road construction. Please tell us how you accounted for these costs and your basis in accounting.

Note 3 Accounting Changes and Recent Pronouncements, page 1

Leases, page 2

5.   We note your policy for finance leases discloses that you capitalize the fair value of the leased asset, or if lower, the present value of minimum lease payments at the inception of the lease. Please tell us how your policy compares with the requirement to initially recognize finance leases at the commencement of the lease term as stated in paragraph 20 of IAS17. In doing so, please tell us if recognition commences at the earlier of when you are entitled to exercise your right to use the leased asset or when the lease term begins.

Note 4 Summary of Accounting Policies, page 3
Mining interests, page 7

Property, plant and equipment, page 7

6.   We note that you have several development properties and you disclose expenditures
incurred on properties under development are capitalized within property, plant and
equipment. Please expand your disclosure to address how you determine the beginning
and ending of the development stage for your mines.

Mineral properties and mine development costs, page 8

7.   We note your accounting policy disclosure stating that you include a portion of measured
and indicated resources expected to be classified as reserves in the unit-of-production
calculation for determining the amortization of your property, plant and equipment and
mineral properties and mine development costs. To enhance our understanding of your
accounting policy, please:

- tell us the percentage and amount of measured, indicated and inferred resources that
you include in the portion of resources expected to be classified as reserves, and tell
us whether there have been any changes to your policy;
- tell us how you determine whether a resource is reasonably expected to be converted
to proven and probable reserves. Please provide us with your history of converting
resources into proven and probable reserves;
- tell us the number of years of historical data that you have used to estimate your
projected rates of converting resources to proven and probable reserves;
- explain to us whether and why historical trends are indicative of future conversion
rates; and
- provide the amount of depletion expense for each period that would have been
recognized if only proven and probable reserves were included in the depreciable
base (i.e., excluding all measured and indicated and all inferred mineral resources
from the depreciable base).

Exploration and Evaluation expenditures, page 8

8.   We note your policy that when a production decision has been made on a property,
exploration and evaluation expenditures are reclassified to mineral properties and mine
development costs. Please expand your policy to clarify when and how you have
demonstrated technical feasibility and commercial viability per IFRS 6 paragraph 17.
Additionally, please clarify the amount recognized in your statement of operations related
to exploration and evaluation activities per IFRS 6 paragraph 24.

<u>Revenue, page 10</u>

9.   We note your policy disclosure that silver revenue is accounted for as a by-product and is recorded as a credit to operating costs. Please tell us your accounting basis for netting sales revenue from by-products against operating expenses specifically addressing paragraph 32 of IAS 1 in your response. Also please quantify the amounts of silver revenue that were netted for each period presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 or Nasreen Mohammed, Assistant Chief Accountant, at (202) 551- 3773 if you have questions regarding the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or James Lopez, Branch Chief, at (202) 551-3536 with any other questions. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining